UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Dorian LPG Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

October 22, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2106R110

1.	Names of Reporting Persons HNA Investment Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,987,083*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,987,083*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,987,083*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)** 6.9%
12.	Type of Reporting Person (See Instructions) IA

*	Comprises shares to which HNA Investment Management LLC has been given sole voting and dispositive power, as discussed below.
**	This calculation is based on 58,057,493 shares of common stock, par value $0.01 per share, outstanding as of August 3, 2015, as reported by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2015 filed with the Securities and Exchange Commission on August 5, 2015.

Preliminary Note

This Schedule 13G is filed by HNA Investment Management LLC (the “Manager”) and amends, supplements and replaces in its entirety the Schedule 13D filed on July 31, 2015, as amended by Amendment No.1 to such Schedule 13D, filed on October 22, 2015 (the “Schedule 13D”) by the Manager, relating to shares of Common Stock, par value $0.01 per share (“Common Stock”) of Dorian LPG Ltd. (the “Issuer”). The Manager was eligible, and continues to remain eligible, to report its beneficial ownership of the shares of Common Stock on Schedule 13G pursuant to Rule 13d-1(c). The Manager determined that it initially did not hold and currently does not hold any shares of Common Stock of the Issuer with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Manager determined to report its beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G. As such, the Manager is filing this Schedule 13G to replace the Schedule 13D.

Item 1.
	(a)	Name of Issuer

Dorian LPG Ltd.
	(b)	Address of Issuer’s Principal Executive Offices c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, CT 06878
Item 2.
	(a)	Name of Person(s) Filing HNA Investment Management LLC
	(b)	Address of Principal Business Office or, if none, Residence 1180 Avenue of the Americas, Suite 1910 New York, NY 10036
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities common stock, par value $0.01 per share
	(e)	CUSIP Number Y2106R110

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: 3,987,083

(b)

Percent of Class: 6.9%, based on 58,057,493 shares of Common Stock, outstanding as of August 3, 2015, as reported by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2015 filed with the Securities and Exchange Commission on August 5, 2015. The shares are owned directly by Sino Energy Holdings LLC (“Sino Energy”), a Delaware limited liability company, which has contractually delegated all authority to acquire, vote and dispose of the Common Stock to the Manager and thereby fully transferred to the Manager its beneficial ownership of the Common Stock. Sino Energy is a controlled affiliate of HNA Group Co., Ltd., a holding company, based in Haikou and Beijing, China, whose diversified businesses span airport services, air transportation, real estate, hospitality, travel services, retail, financial services, media, information technology, logistics and transportation, for which the Manager manages the investments in U.S. public and private companies.

(c)	Number of shares as to which each person has:

(i) Sole power to direct the vote: 3,987,083

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 3,987,083

(iv) Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2015

HNA INVESTMENT MANAGEMENT LLC

By:	/s/ Enrico Marini Fichera
Name:	Enrico Marini Fichera
Title:	Manager